Exhibit 1

Operating and Financial Review for the period ended 30 June 2020

Six months ended June 2020 compared with six months ended June 2019

Introduction

Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings, free cash flow, and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 14 to 17.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

First half overview

Introduction

After two months in which our strategic progress could be measured by growth outside Greater China, the second quarter saw an inevitable downturn, albeit better than our expectations. Assuming there is no second wave nor major lockdowns, the second quarter is expected to be the toughest period of the year, although we remain cautious on the speed of recovery.

Our strategic transformation remains on track but as COVID-19 accelerates the change in our sector, we are accelerating our plans. We continue to attract new talent, invest in technology and ecommerce, and train our people in the skills they need for the future, with more than 20,000 receiving accreditations from Adobe, Amazon, Facebook, Google and Salesforce this year.

We are working with our clients to help them get back to business, adapt their marketing strategies at speed and reshape their operations for a new world. Brands are seeing increases in online sales of 100% and more, and we are supporting eight of our top ten clients on ecommerce strategies. Our new business record is industry-leading, at $4 billion in the first half, including wins from Intel, HSBC and Unilever, and our pipeline remains strong.

As at 30 June 2020 we had cash and cash equivalents of £2.5 billion and total liquidity, including undrawn credit facilities, of £4.7 billion. With £4.7 billion of liquidity thanks to the Kantar transaction, and as we deliver against our cost savings targets, our financial position remains strong. As a result, we are able to return to paying our dividend, with an interim dividend of 10p for 2020.

Performance and progress

Revenue in the first half was £5.6 billion, down from £6.4 billion in the first half of 2019. We started the year strongly, building on the progress made over the course of 2019, returning to like-for-like growth in revenue outside Greater China in January and February, and landing a number of valuable new business wins. Since March, the environment has inevitably been more challenging, but we have responded positively as an organisation, supporting our people, staying closer than ever to clients and working with a number of partners to protect our communities. Our financial performance has been less geared to client media expenditure than in previous cycles, reflecting the broader spread of marketing services we now provide, as well as an ongoing shift to resource-driven revenue models and away from commission on media investment.

The nature and delivery of our client work has evolved significantly. Most of our major clients required rapid support in developing relevant communications, with new campaigns being developed in days rather than months. Our investment in production through Hogarth, combining leading-edge technology with a wide geographical footprint, has been a strong differentiator in this regard. We have also been working with clients to re-plan their communications spend, redirecting resources to alternative channels and maximising their media return on investment. Work on ecommerce and omnichannel services has also ramped up significantly, with ongoing ecommerce engagements with 8 of our top 10 clients.

Our PR businesses have held up relatively well (revenue less pass-through costs -3.6% and like-for-like revenue less pass-through costs -4.5% in the first half), as clients have sought advice on how to engage with their own stakeholders. We expect future demand for our experience, commerce and technology services to be very strong, with clients looking to adapt rapidly to permanent changes in consumer behaviour. On the other hand, we have seen pressure on some project-based work in branding and identity as clients look to cut costs.

Our new business performance has continued to be very strong, In the first half we won almost $4 billion of new business, with very few assignment losses, and this is testament to the success of our new strategy: WPP now has fewer, stronger agency brands working better together. We are seeing very strong levels of collaboration across WPP, with most pitches involving multi-agency teams with strong co-ordination and support from the client, new business and technology expertise we are building in the centre. Key wins included Intel (global creative), HSBC (global creative), Unilever (China media) and WW (global integrated creative and media).

Our sector exposure has also delivered a more resilient performance. Within our top 200 clients, 56% of revenue comes from companies in the consumer packaged goods, technology and healthcare & pharma sectors, which were the least impacted by COVID-19. Their combined revenue growth in the first half was -0.6%. Within retail, financial services, telecom, media & entertainment and other clients, representing 22%, revenue growth was -4.9%. The sectors which suffered the most – automotive, luxury & premium and travel & leisure, which together comprise 22% of top 200 client income – saw a revenue decline of 12.9%.

Our commitment to creativity also continues to be reflected in the industry recognition our campaigns attract. In June, WPP was ranked the most effective marketing communications company in the world in the 2020 Effie Index. It is the ninth successive year that WPP has received this award. The Index, the world’s most comprehensive global ranking of marketing effectiveness, lists companies that create the most effective marketing and communications ideas in terms of measurable business results for clients. In the same month, the Cannes Lions International Festival of Creativity named WPP as holding company of the decade, in global rankings to recognise those companies which have demonstrated the greatest sustained creative excellence, based on winning and shortlisted work over the last 10 years.

We also continued to be recognised in independent research evaluation. In its March 2020 report, Gartner included four WPP agencies (AKQA, Ogilvy, VMLY&R and Wunderman Thompson) in its Magic Quadrant for Global Marketing Agencies, rating AKQA highest globally for both vision and execution.

Update to COVID-19 response

The significant majority of our people have been working remotely since March, with some recent re-opening of offices at reduced capacity in certain countries, involving very strict hygiene and social distancing protocols. As outlined above, we have ensured strong continuity of service to clients at a time when the need for our services and expertise has been greater than ever.

The latest level of office-based working in our main markets is as follows: US 1%, UK 3%, Germany 17%, China 77% and India 0%.

We have continued to work with clients, governments, national health organisations and NGOs to help limit the impact of COVID-19 on society, including our multi-agency support for the World Health Organization on a pro bono basis, delivering global and regional public awareness campaigns to encourage people to stay at home and adopt safe behaviours.

We have also successfully maintained the financial resilience of the business from both a liquidity and cost perspective. We raised over £900 million in the bond markets in May, and at 30 June 2020 had total liquidity of £4.7 billion. Our working capital position has improved year-on-year as a result of increased focus and discipline.

We have generally not applied for government support in response to COVID-19, although in some markets funding has been applied automatically. We did not use the UK Government funded Job Retention Scheme. In total we have received £29 million of funding, none of which related to the UK or US, and have also benefited from the deferral of certain taxes under local initiatives available to all companies in the countries concerned. These benefits are described in more detail in Exhibit 2.

Impairments of £2.7 billion (including £2.5 billion of goodwill impairments and £0.2 billion of investment and other write-downs) were recognised in the first half. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates.

On 31 March 2020, we announced the suspension of the 2019 final dividend of 37.3p per share and the share buyback funded by proceeds from the Kantar transaction. At the time, given the high level of uncertainty, the Board’s view was that preserving liquidity and maintaining lower leverage were the key financial priorities, and these two actions together provided WPP with additional liquidity of £1.1 billion.

Since then, the Board has continued to review the impact of COVID-19 on operational performance and liquidity, as well as the medium-term outlook for the broader economy. While impacted by the economy, our performance in the second quarter was much better than initially anticipated.

Review of Group results from continuing operations

Revenue

Revenue from continuing operations was down 12.3% at £5.6 billion. Revenue on a constant currency basis was down 12.4% compared with last year. Net changes from acquisitions and disposals had a negative impact of 0.9% on growth, leading to a like-for-like performance, which excludes the impact of currency and acquisitions, of -11.5%. Billings were £20.9 billion, down 17.5%, and down 16.8% like-for-like. In the second quarter, revenue was down 19.0% and like-for-like revenue was down 18.4%, reflecting the impact of COVID-19 on economic activity.

Costs of services, general and administrative costs

Costs of services decreased by 9.8% in the first half of 2020 to £4,805 million from £5,329 million in the first half of 2019. General and administrative costs increased by 621.2% in the first half of 2020 to £3.2 billion from £443 million in the first half of 2019.

The main areas of cost reduction were in travel and discretionary expenditure (down 47%), property costs (down 5%) and staff costs (down 5%). Impairments of £2.7 billion (including £2.5 billion of goodwill impairments and £0.2 billion of investment and other-write downs) were recognized in the first half of 2020. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of

COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. The majority of the impairments relate to businesses acquired as part of the Y&R acquisition in 2000. A full analysis of the impairments is provided in note 14 of Exhibit 2.

In the first half of 2020, the Group generated £16 million of gains on disposals of investments and subsidiaries, offset by losses including the Group’s share of associate company exceptional losses (£51 million) and restructuring and transformation costs (£57 million). The majority of the latter comprise severance costs arising from the continuing structural review of parts of the Group’s operations and our response to the COVID-19 situation. This compares with gains of £65 million, primarily relating to the gains on disposal of investments and subsidiaries and the gain on sale of freehold property in New York, offset by restructuring and transformation costs (£34 million) and share of associate company exceptional losses (£14 million) in the first half of 2019.

Operating profitability

Operating loss was £2.4 billion, compared to an operating profit of £596 million. Headline operating profit was down 38.1% to £382 million, and down 37.8% like-for-like. The sharp decline in profitability year-on-year reflects the sudden and significant impact of COVID-19 on revenue. The difference between the headline operating profit and operating loss reflecting principally the £2.7 billion of impairment charges and £57 million of restructuring and transformation costs.

The Group’s headline operating profit is after charging £19 million of severance costs, compared with £16 million in the first half of 2019 and £48 million of incentive payments, compared to £95 million in the first half of 2019.

On a like-for-like basis, the average number of people in the Group, in the first half was 105,000 compared to 106,000 in the first half of 2019. On the same basis, the total number of people, at 30 June 2020 was 101,000 compared to 106,000 at 30 June 2019. The decrease reflects a combination of voluntary leavers whose roles were not replaced as part of the hiring freeze, and redundancies. Wherever possible, the preservation of our workforce continues to be a priority.

Interest and taxes

Net finance costs, finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £157.3 million, a decrease of £22.8 million year-on year primarily as a result of lower average net debt. Revaluation and retranslation of financial instruments resulted in a loss of £268.6 million, an increase of £237.2 million year-on-year primarily as a result of £301 million of retranslation losses for the period.

The tax rate on loss before tax was -0.8% (2019: 25.5%). The difference in the rate in 2020 is principally due to impairments and retranslation of financial instruments.

Earnings and dividend

Loss before tax was £2.8 billion, compared to a profit of £428 million in the prior period, reflecting principally the £2.7 billion of impairment charges and £57 million of restructuring and transformation costs. Headline profit before tax was down 44.2% at £276 million, and down 45.8% like-for-like.

Loss after tax was £2.9 billion compared to a profit last year of £319 million. Losses attributable to share owners were £2.9 billion, again reflecting principally the £2.7 billion of impairments and £92 million of exceptional losses noted above.

Diluted loss per share from continuing operations was 235.9p, compared to earnings per share of 22.9p in the prior period.

In March 2020, we announced the Board’s decision to suspend the 2019 final dividend of 37.3p per share to protect liquidity in light of the threat to liquidity and cash flow from the COVID-19 impact. The Board has now decided to cancel this dividend to contribute towards lower leverage.

For 2020, the Board is declaring an interim dividend of 10p. The record date for the interim dividend is 9 October 2020, and the dividend will be payable on 6 November 2020.

Regional review

The following tables give details of revenue and revenue less pass-through costs by region, as well as revenue and revenue less pass-through costs growth by region for the second quarter and first half of 2020. Headline operating profit by region is provided in note 7 of Exhibit 2.

Revenue analysis

	Three months ended 30 June 2020	Reported change three months ended 30 June 2020	Like-for-like change three months ended 30 June 2020	Six months ended 30 June 2020	Reported change six months ended 30 June 2020	Like-for-like change six months ended 30 June 2020
Continuing operations	£m			£m
N. America	1,076	-11.5%	-12.7%	2,177	-6.7%	-7.6%
United Kingdom	347	-27.3%	-24.9%	758	-16.5%	-14.0%
W. Cont. Europe	531	-20.8%	-21.6%	1,093	-13.5%	-13.5%
AP, LA, AME, CEE[1]	782	-22.8%	-20.1%	1,555	-16.5%	-13.8%
Total Group	2,736	-19.0%	-18.4%	5,583	-12.3%	-11.5%

Note

[1]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2020	Reported change three months ended 30 June 2020	Like-for-like change three months ended 30 June 2020	Six months ended 30 June 2020	Reported change six months ended 30 June 2020	Like-for-like change six months ended 30 June 2020
Continuing operations	£m			£m
N. America	918	-8.7%	-10.2%	1,856	-4.9%	-6.1%
United Kingdom	272	-24.5%	-23.3%	586	-15.4%	-14.2%
W. Cont. Europe	453	-18.0%	-18.8%	920	-11.7%	-11.7%
AP, LA, AME, CEE[2]	659	-18.6%	-14.8%	1,306	-13.7%	-10.1%

Notes

[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the consolidated financial statements for more details of the pass-through costs

[2]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

North America like-for-like revenue less pass-through costs was down 6.1% in the first half and down 10.2% in the second quarter. This reflects a good start to the year, before the impact of COVID-19 began to be felt from March. Our improved new business performance in 2019, and good momentum at VMLY&R which grew in the US in both the first half and the second quarter, led to the strongest regional performance across the Group. Specialist Agencies underperformed the overall North America performance, reflecting weakness in the automotive and travel sectors, as well as weaker performances across a number of smaller agencies. Our PR businesses outperformed, and were only slightly down year-on-year.

United Kingdom like-for-like revenue less pass-through costs was down 14.2% in the first half and down 23.3% in the second quarter. Performance overall reflected the extent of the lockdown in the second quarter, as well as a strong performance in the comparable period. VMLY&R was a relative outperformer, but all of our Global Integrated Agencies declined over the period. PR held up better than the other business segments, but was still down significantly year-on-year.

Western Continental Europe like-for-like revenue less pass-through costs was down 11.7% in the first half and down 18.8% in the second quarter. Of the larger markets, France, Italy and the Netherlands were particularly hard-hit in the second quarter, Germany was relatively resilient and Spain traded in line with the region as a whole. Denmark, where we have a commerce and technology centre of excellence, grew in the first half and second quarter.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was down 10.1% in the first half and down 14.8% in the second quarter. Eastern Europe performed relatively better than the other regions in the second quarter. China bounced back to growth in the second quarter, which partly reflected the economic recovery but was also the result of a weak comparative period. The China performance was offset within Asia Pacific by weaker trends in Australia, India and Singapore.

Reportable segments review

The following tables give details of revenue and revenue less pass-through costs by business sector, as well as revenue and revenue less pass-through costs growth by business sector for the second quarter and first half of 2020. Headline operating profit and headline operating profit margin by business sector for the first half of 2020 are also provided below.

Revenue analysis

	Three months ended 30 June 2020	Reported change three months ended 30 June 2020	Like-for-like change three months ended 30 June 2020	Six months ended 30 June 2020	Reported change six months ended 30 June 2020	Like-for-like change six months ended 30 June 2020
Continuing operations	£m					£m
Global Integrated Agencies	2,095	-20.3%	-19.1%	4,249	-12.8%	-11.4%
Public Relations	224	-8.1%	-9.6%	447	-5.2%	-6.3%
Specialist Agencies	417	-17.3%	-19.6%	887	-13.3%	-14.4%
Total Group	2,736	-19.0%	-18.4%	5,583	-12.3%	-11.5%

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2020	Reported change three months ended 30 June 2020	Like-for-like change three months ended 30 June 2020	Six months ended 30 June 2020	Reported change six months ended 30 June 2020	Like-for-like change six months ended 30 June 2020
Continuing operations	£m					£m
Global Integrated Agencies	1,717	-16.3%	-15.7%	3,462	-10.3%	-9.5%
Public Relations	214	-6.0%	-7.5%	426	-3.6%	-4.5%
Specialist Agencies	371	-17.5%	-16.3%	780	-13.3%	-11.8%

Note

[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis

	Headline operating profit six months ended 30 June 2020	Headline operating profit margin[1] six months ended 30 June 2020	Headline operating profit six months ended 30 June 2019[2]	Headline operating profit margin[1] six months ended 30 June 2019[2]
Continuing operations	£m	%	£m	%
Global Integrated Agencies	256	7.4	463	12.0
Public Relations	72	16.9	68	15.4
Specialist Agencies	54	7.0	86	9.6
Total Group	382		617

Notes

[1]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
[2]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Exhibit 2.

Global Integrated Agencies like-for-like revenue less pass-through costs was down 9.5% in the first half and down 15.7% in the second quarter. VMLY&R was the best performing integrated agency, reflecting its improving business momentum since the merger. Wunderman Thompson also performed better than the segment as a whole, again benefiting from the creation of an integrated agency. Hogarth, our specialist production business, experienced strong demand for its services. GroupM underperformed the segment, due to the closer correlation of its revenue to client media expenditure. As a result, headline operating profit was down £207 million from £463 million for the six months ended 30 June 2019 to £256 million for the six months ended 30 June 2020.

Public Relations like-for-like revenue less pass-through costs was down 4.5% in the first half and down 7.5% in the second quarter. Headline operating profit was up year-on-year as a result of improved margins. Demand for PR services held up well relative to other parts of the Group, as clients sought advice on their communication with all stakeholders in light of the pandemic. Hill + Knowlton was the best performing of our major agencies. In July, we announced the merger of Finsbury, Glover Park and Hering Schuppener to form Finsbury Glover Hering, which will be a leading global strategic communications and public affairs business. As a result, headline operating profit was up £4 million from £68 million for the six months ended 30 June 2019 to £72 million for the six months ended 30 June 2020.

Specialist Agencies like-for-like revenue less pass-through costs was down 11.8% in the first half and down 16.3% in the second quarter. Of the larger agencies, AKQA and Geometry performed better than the overall segment, with GTB broadly in line. Brand Consulting, which is more project-based in nature, experienced short-term budget cuts. Smaller agencies focused on challenged sectors such as airlines, or in events production, suffered from a collapse in demand in the second quarter. As a result, headline operating profit was down £32 million from £86 million for the six months ended 30 June 2019 to £54 million for the six months ended 30 June 2020.

Cash Flow and Balance Sheet

The Group’s unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2020 are provided in Exhibit 2.

Net cash outflow from operating activities increased to £402 million in the period from £126 million in 2019.

In the first half of 2020, operating loss from continuing operations was £2,417 million, operating profit from discontinued operations was £10 million, depreciation and amortisation £306 million, impairments and investment and other write downs £2,705 million, non-cash share-based incentive charges £31 million, earnout payments £88 million, working capital and provisions outflow £751 million, net interest paid £32 million, tax paid £201 million, lease liabilities (including interest) paid £203 million, capital expenditure £141 million and other net cash outflows £44 million. Free cash flow was, therefore, an outflow of £825 million.

This free cash flow outflow was enhanced by £207 million disposal proceeds (of which £204 million was disposals of investments and subsidiaries net of cash disposed and £3 million was disposal of property, plant and equipment) and reduced by £46 million in net initial acquisition payments and £286 million of share buybacks.

As at 30 June 2020 we had cash and cash equivalents of £2.5 billion and total liquidity, including undrawn credit facilities, of £4.7 billion. Debt financing at 30 June 2020 was £13.3 billion, compared to £15.8 billion on 30 June 2019, a decrease of £2.5 billion. Net debt at 30 June 2020 was £2.7 billion, against £4.3 billion on 30 June 2019, a reduction of £1.7 billion at 2020 exchange rates. The reduced net debt figure year-on-year reflects the benefit of the proceeds from the Kantar transaction as well as an improved working capital performance. Average net debt in the first half was £2.5 billion, compared to £4.5 billion in the prior period, at 2020 exchange rates.

In May, we issued bonds of €750 million and £250 million. Our bond portfolio at 30 June 2020 had an average maturity of 8.1 years, with no maturities until 2022.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022 and $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors. WPP Finance 2010 repaid in full $812 million of 4.75% bonds due November 2021 on December 27, 2019.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2020	For the year ended 31 December 2019
Continuing operations	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Finance and investment income from non-guarantors	10.0	27.5
Finance costs to non-guarantors	(137.8)	(252.3)
Loss for the period from continuing operations	(535.3)	(200.8)
Loss for the period	(535.3)	(200.8)

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2020	At 31 December 2019
Due from Non-Guarantors-long term	1,502.6	198.2
Non-current assets	1,631.6	320.1
Due from Non-Guarantors-short term	85.6	137.6
Current assets	963.6	1,215.7
Due to Non-Guarantors-short term	(18,301.9)	(11,310.2)
Current Liabilities	(21,256.6)	(14,377.5)
Due to Non-Guarantors-long term	(3,229.1)	(7,182.3)
Non-current liabilities	(4,618.1)	(8,490.5)

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2020	For the year ended 31 December 2019
Continuing operations	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Finance and investment income from non-guarantors	10.0	27.5
Finance costs to non-guarantors	(137.8)	(252.3)
Loss for the period from continuing operations	(535.3)	(200.8)
Loss for the period	(535.3)	(200.8)

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2020	At 31 December 2019
Due from Non-Guarantors-long term	1,502.6	198.2
Non-current assets	1,631.6	320.1
Due from Non-Guarantors-short term	258.6	310.7
Current assets	1,132.7	1,384.9
Due to Non-Guarantors-short term	(18,302.5)	(11,310.9)
Current Liabilities	(21,257.1)	(14,378.1)
Due to Non-Guarantors-long term	(3,229.1)	(7,182.3)
Non-current liabilities	(4,618.1)	(8,490.5)

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarized financial information for WPP Finance 2010 and the guarantors is presented on a combined basis and prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the early adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

Trend information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” preceding Exhibit 1 in this Form 6-K.

Despite the significant challenges faced by our people, our clients and our communities over the first six months of the year, we have wherever possible continued to conduct business as usual. Our strong financial position, the renewed strength of our global networks, the range of our services and the depth of our client relationships have all underpinned our resilience. We have further consolidated this through our swift action on cost and liquidity.

In July, the Group recorded revenue of -12.9% and like-for-like revenue of -9.3% compared to the previous year, showing a steady improvement over the second quarter, although performance across markets remains volatile.

NON-GAAP INFORMATION

As introduced on page 1, the following are the Group’s Non-GAAP performance measures.

Constant currency

The consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2020 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing pro-forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2020 and 2019, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
Continuing operations	£m	%	£m	%
2019 Reported	3,375		6,368
Impact of exchange rate changes	10	0.3	6	0.1
Changes in scope of consolidation	(30)	(0.9)	(57)	(0.9)
Like-for-like growth	(619)	(18.4)	(734)	(11.5)
2020 Reported	2,736	(19.0)	5,583	(12.3)

Headline operating profit

Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of operating profit to headline operating profit is provided in note 23 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.

Headline PBIT

Headline PBIT is one of the measures that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2020[1]	Six months ended 30 June 2019[2]	Year ended 31 December 2019
Continuing operations	£m	£m	£m
(Loss)/profit before interest and taxation	(2,469.2)	597.8	1,310.6
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,484.7	—	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.4)	(0.4)
Investment and other write-downs	220.6	—	7.5
Litigation settlement	—	(16.8)	(16.8)
Gain on sale of freehold property in New York	—	(7.9)	(7.9)
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	—	—
Share of exceptional losses of associates	51.4	13.6	47.8
Headline PBIT	381.8	632.4	1,623.1

Notes

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies of the consolidated financial statements.
[2]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Exhibit 2

Headline PBT

Headline PBT is one of the measures that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2020[1]	Six months ended 30 June 2019[1,2]	Year ended 31 December 2019[1]
Continuing operations	£m	£m	£m
(Loss)/profit before taxation	(2,843.9)	428.1	1,214.3
Amortisation and impairment of acquired intangible assets	53.1	52.8	121.5
Goodwill impairment	2,484.7	—	47.7
Gains on disposal of investments and subsidiaries	(16.0)	(40.6)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.4)	(0.4)
Investment and other write-downs	220.6	—	7.5
Restructuring and transformation costs	17.9	33.9	153.5
Restructuring costs in relation to COVID-19	39.3	—	—
Share of exceptional losses of associates	51.4	13.6	47.8
Litigation settlement	—	(16.8)	(16.8)
Gain on sale of freehold property in New York	—	(7.9)	(7.9)
Revaluation and retranslation of financial instruments	268.6	31.4	(163.8)
Headline PBT	275.7	494.1	1,363.0

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies of the consolidated financial statements.
[2]	Figures for the period ended 30 June 2019 have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 13 of Exhibit 2.

Billings

Billings is one of the metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares and payments on early settlement of bonds, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash flow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2020	Six months ended 30 June 2019	Year ended 31 December 2019
	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(401.9)	(126.4)	1,850.5
Payment on early settlement of bonds	—	—	63.4
Share option proceeds	—	0.2	0.6
Earnout payments	(88.5)	(57.9)	(130.2)
Purchase of property, plant and equipment	(121.3)	(145.9)	(339.3)
Purchase of other intangible assets (including capitalised computer software)	(19.2)	(21.1)	(54.8)
Repayment of lease liabilities	(154.5)	(103.8)	(249.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(40.1)	(58.5)	(96.2)
Free cash flow	(825.5)	(513.4)	1,044.2

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others.

Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group. Net debt excludes lease liabilities.

The following table is an analysis of net debt:

	30 June 2020[1]	30 June 2019[1]	31 December 2019[1]
	£m	£m	£m
Cash and short-term deposits	10,558.0	11,507.5	11,305.7
Bank overdrafts, bonds and bank loans due within one year	(8,147.7)	(10,469.1)	(8,798.0)
Bonds and bank loans due after one year	(5,135.8)	(5,309.4)	(4,047.3)
Net debt	(2,725.5)	(4,271.0)	(1,539.6)

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies section of the consolidated financial statements.